# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Global X Social Media Index ETF, CIK 0001432353
CUSIP: 37950E416
Title of class of securities: Exchange-Traded Fund
Address of issuer's principal executive offices: 605 THIRD AVENUE, 43RD FLOOR, NEW YORK, New York (NY), 10158
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-20-027596
Filed by CIK 0000713676

## Reporting persons
- The PNC Financial Services Group, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 251,092; shared voting power 0; sole dispositive power 211,666; shared dispositive power 41,308; aggregate amount beneficially owned 252,974 (9.51% of the class)

## Item 1. Issuer
Name of issuer: Global X Social Media Index ETF
Address of issuer's principal executive offices: c/o Global X Funds, 605 Third Avenue, 43rd floor, New York, NY 10158

## Item 2. Person Filing
Name of person filing: The PNC Financial Services Group, Inc.
Address of principal business office or, if none, residence: 300 Fifth Avenue, Pittsburgh, PA 15222-2401
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 252,974
Percent of class: 9.51
Sole power to vote or to direct the vote: 251,092
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 211,666
Shared power to dispose or to direct the disposition:
41,308

Of the total fund shares reported herein, 250,208 are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.

Of the total fund shares reported herein, 2,567 are held in accounts at PNC Delaware Trust Company in a fiduciary capcity for clients.

Of the total fund shares reported herein, 199 are held in accounts at PNC Ohio Trust Company in a fiduciary capacity for clients.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of benficial ownership by the reorting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The PNC Financial Service Group, Inc.'s clients, those with accounts at the PNC subsidiaries noted herein, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

No other other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
PNC Bank, National Association - BK

PNC Delaware Trust Company - BK

PNC Ohio Trust Company - BK

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11

## Signatures
- The PNC Financial Services Group, Inc.: /s/ Gregory H. Kozich, Gregory H. Kozich, Senior Vice President & Controller (02/07/2025)